Exhibit 99.1

iTonic Holdings Ltd

NOTICE OF EXTRAORDINARY GENERAL MEETING

To be held on SEPTEMBER 9, 2026

Notice is hereby given that the extraordinary general meeting (the “Meeting”) of iTonic Holdings Ltd (the “Company”), a Cayman Islands exempted company with limited liability, will be held via Zoom (Meeting ID: 818 9435 0357; Passcode: 478451) with no physical place of meeting, on September 9, 2026 at 10:00 a.m. (Hong Kong time).

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have two voting options:

●	INTERNET - Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log on using the below control number. Voting will be open until 11:59 p.m., Eastern Time, September 7, 2026.

●	MAIL - Mark, sign and date your proxy card and return it in the envelope we have provided.

If you hold your shares through an account with a bank or broker, your ability to vote depends on their voting procedures. Please follow the directions that your bank or broker provides.

The Meeting is called for the purpose of considering and approving the following proposals:

1	Proposal One: It is resolved as an ordinary resolution that, with effect from 12:01 a.m. Eastern Time on October 6, 2026 (the “Effective Date”), subject to:

(i)	the Company having submitted to The Nasdaq Stock Market LLC (“Nasdaq”) the Company Event Notification Form in respect of the Share Consolidation no later than 12:00 p.m. Eastern Time on the date falling ten (10) calendar days prior to the Effective Date in accordance with Nasdaq Listing Rule 5250(e)(7), and

(ii)	Nasdaq not having objected to the Share Consolidation prior to the Effective Date, the Company’s issued and unissued shares shall be consolidated as follows (the “Share Consolidation”):

(a) every sixteen (16) issued and unissued existing Class A Ordinary Shares of par value US$0.0001 each be consolidated into one (1) class A ordinary share of par value US$0.0016 (the “Consolidated Class A Shares”), where such Consolidated Class A Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the existing Class A Ordinary Shares as set out in the existing Memorandum and Articles;

(b) every sixteen (16) issued and unissued existing Class B Ordinary Shares of par value US$0.0001 each be consolidated into one (1) class B ordinary share of par value US$0.0016 (the “Consolidated Class B Shares”), where such Consolidated Class B Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the existing Class B Ordinary Shares as set out in the existing Memorandum and Articles; and

(c) all fractional entitlements to the issued Consolidated Class A Shares and Consolidated Class B Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company (the “Shareholders”) and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number, such that the authorised share capital of the Company shall change from US$50,000 divided into 400,000,000 Class A Ordinary Shares of par value US$0.0001 each and 100,000,000 Class B Ordinary Shares of par value US$0.0001 each to US$50,000 divided into 25,000,000 Class A Ordinary Shares of par value US$0.0016 each and 6,250,000 Class B Ordinary Shares of par value US$0.0016 each.

2

Proposal TWO:

It is resolved as an ordinary resolution that, immediately following the Share Consolidation becoming effective, the authorised share capital of the Company be increased:

FROM: US$50,000 divided into 25,000,000 Class A Ordinary Shares of par value US$0.0016 each and 6,250,000 Class B Ordinary Shares of par value US$0.0016 each,

TO: US$800,000 divided into 400,000,000 Class A Ordinary Shares of par value US$0.0016 each and 100,000,000 Class B Ordinary Shares of par value US$0.0016 each, by the creation of an additional 375,000,000 Class A Ordinary Shares of par value US$0.0016 each and an additional 93,750,000 Class B Ordinary Shares of par value US$0.0016 each (the “Share Capital Increase”).

3

Proposal THREE:

It is resolved as a special resolution that, subject to and with effect from the Share Consolidation and the Share Capital Increase becoming effective on the Effective Date, the Company’s existing third amended and restated memorandum and articles of association (the “Existing M&A”) be amended and restated by their deletion in their entirety and the substitution in their place with the fourth amended and restated memorandum and articles of association of the Company, included as Exhibit 3.1 to the Form 6-K to which this Notice is attached (the “Fourth M&A”), to reflect the Share Consolidation and the Share Capital Increase and to expressly provide that:

(a) the Company may by Ordinary Resolution consolidate and divide one class of Shares without consolidating or dividing any other class of Shares;

(b) the rights conferred on the Members holding Shares of a class shall not be deemed to be varied solely by such consolidation and division of that class;

(c) for so long as any Shares are listed on a Designated Stock Exchange and the Company has more than one Member, the quorum for a general meeting shall be one or more Members holding Shares representing not less than one-third of the votes attached to the total issued Shares carrying the right to vote at such general meeting; and

(d) a notice sent by prepaid post to a recipient’s street or postal address shall be deemed to have been given on the day on which it was posted.

4

Proposal FOUR:

It is resolved as an ordinary resolution that, the authority granted by the Shareholders at the annual general meeting of the Company held on December 19, 2025 to effect a share consolidation and the conditional adoption of an amended and restated memorandum and articles of association approved thereat be revoked and superseded in their entirety.

The foregoing items of business are more completely described in the proxy statement accompanying this Notice. The Board unanimously recommends that the Shareholders vote “FOR” each of the four proposals described above, including the Share Consolidation, the Share Capital Increase, the adoption of the Fourth M&A and the revocation of the previous resolutions.

All shareholders of the Company at the close of business on August 19, 2026 are entitled to receive notice of, attend and vote on the matters to be acted on at the Meeting and any adjourned or postponed meeting thereof.

By Order of the Board of Directors,

iTonic Holdings Ltd Technology Inc.

/s/ Jianfei Zhang
Jianfei Zhang
Chief Executive Officer

August 26, 2026

A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND AND VOTE AT THE MEETING BY MEANS OF THE ELECTRONIC FACILITIES OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting , the shareholder attends and votes at the Meeting by means of the electronic facilities, or the shareholder executes a specific proxy.

3	A form of proxy for use at the Meeting is enclosed. Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at Room 306, NET Building, Hong Jun Ying South Road, Chaoyang District, Beijing, China, not later than 48 hours before the time for the holding of the Meeting or any adjourned Meeting in accordance with the currently effective memorandum and articles of association of the Company. Returning the completed form of proxy will not preclude you from attending and voting at the Meeting by means of the electronic facilities if you so wish.

4	In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members of the Company.

5	A shareholder holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a share or some or all of the shares in respect of which they are appointed.

6	The quorum for the Meeting is the holders of a majority of the shares being individuals present by virtual attendance with the use of electronic facilities or by proxy or, if a corporation or other non-natural person, by its duly authorised representative or proxy.

7	“Ordinary Resolution” means a resolution passed by a simple majority of the voting rights held by such shareholders as, being entitled to do so, vote in person (whether physically or by virtual attendance with the use of electronic facilities), or where proxies are allowed, by proxy or, in the case of any shareholder being a corporation, by its duly authorised representative(s) at a general meeting, and includes a unanimous written resolution.

8	“Special Resolution” means a resolution passed by a majority of not less than two-thirds of the voting rights held by such shareholders as, being entitled to do so, vote in person (whether physically or by virtual attendance with the use of electronic facilities) or, where proxies are allowed, by proxy or, in the case of any shareholder being a corporation, by its duly authorised representative(s) at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, and includes a unanimous written resolution.

9	If the proxy is returned without an indication as to how the proxy shall vote, the proxy will vote in favor of each resolution.

10	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

11	Any alterations made to this form must be initialed by you.

12	Voting will be conducted on a poll.

13	Holders of class A ordinary shares and class B ordinary shares shall vote together as one class on all resolutions submitted to a vote at the Meeting. Each class A ordinary share shall entitle its holder to one (1) vote, and each class B ordinary share shall entitle its holder to twenty (20) votes, on all matters subject to a vote at the Meeting.

iTonic Holdings Ltd

(the “Company”)

Proxy Form

I/We1	________________________________________________________

of	________________________________________________________

being a shareholder/shareholder(s) of the Company and the holder/holders of

___________________________________________________ (number and class of shares)

appoint as my/our proxy[2]

________________________________________________________

of	________________________________________________________

at the extraordinary general meeting of the Company (the “Meeting”) to as a virtual meeting conducted via zoom (Meeting ID: 818 9435 0357; Passcode: 478451) with no physical place of meeting, on September 9, 2026 at 10:00 a.m. (Hong Kong time), and at any adjournment or postponement thereof. Shareholders will also be able to vote through internet or telephone.

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have two voting options:

●	INTERNET - Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log on using the below control number. Voting will be open until 11:59 p.m., Eastern Time, September 8, 2026.

●	MAIL - Mark, sign and date your proxy card and return it in the envelope we have provided.

If you hold your shares through an account with a bank or broker, your ability to vote depends on their voting procedures. Please follow the directions that your bank or broker provides.

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy will vote in favor of each resolution.

[1]	Full name(s) and address(es) to be inserted in block letters.
[2]	Insert name and address of the desired proxy in the spaces provided.

Resolutions:			For	Against	Abstain

1.	RESOLVED, AS AN ORDINARY RESOLUTION, that:		☐	☐	☐
with effect from 12:01 a.m. Eastern Time on October 6, 2026 (the "Effective Date"), subject to
	(i)	the Company having submitted to The Nasdaq Stock Market LLC (“Nasdaq”) the Company Event Notification Form in respect of the Share Consolidation no later than 12:00 p.m. Eastern Time on the date falling ten (10) calendar days prior to the Effective Date in accordance with Nasdaq Listing Rule 5250(e)(7), and

	(ii)	Nasdaq not having objected to the Share Consolidation prior to the Effective Date, the Company’s issued and unissued shares shall be consolidated as follows (the “Share Consolidation”):

(a) every sixteen (16) issued and unissued existing Class A Ordinary Shares of par value US$0.0001 each be consolidated into one (1) class A ordinary share of par value US$0.0016 (the “Consolidated Class A Shares”), where such Consolidated Class A Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the existing Class A Ordinary Shares as set out in the existing Memorandum and Articles;

(b) every sixteen (16) issued and unissued existing Class B Ordinary Shares of par value US$0.0001 each be consolidated into one (1) class B ordinary share of par value US$0.0016 (the “Consolidated Class B Shares”), where such Consolidated Class B Shares shall rank pari passu in all respect with each other and have the same rights and are subject to the same restrictions (save as to par value) as the existing Class B Ordinary Shares as set out in the existing Memorandum and Articles; and

(c) all fractional entitlements to the issued Consolidated Class A Shares and Consolidated Class B Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company (the “Shareholders”) and instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number, such that the authorised share capital of the Company shall change from US$50,000 divided into 400,000,000 Class A Ordinary Shares of par value US$0.0001 each and 100,000,000 Class B Ordinary Shares of par value US$0.0001 each to US$50,000 divided into 25,000,000 Class A Ordinary Shares of par value US$0.0016 each and 6,250,000 Class B Ordinary Shares of par value US$0.0016 each.

2.	RESOLVED, AS AN ORDINARY RESOLUTION, that,	☐	☐	☐

immediately following the Share Consolidation becoming effective, the authorised share capital of the Company be increased:

FROM: US$50,000 divided into 25,000,000 Class A Ordinary Shares of par value US$0.0016 each and 6,250,000 Class B Ordinary Shares of par value US$0.0016 each,

TO: US$800,000 divided into 400,000,000 Class A Ordinary Shares of par value US$0.0016 each and 100,000,000 Class B Ordinary Shares of par value US$0.0016 each, by the creation of an additional 375,000,000 Class A Ordinary Shares of par value US$0.0016 each and an additional 93,750,000 Class B Ordinary Shares of par value US$0.0016 each (the “Share Capital Increase”).

3.	RESOLVED, AS A SPECIAL RESOLUTION, that,	☐	☐	☐

subject to and with effect from the Share Consolidation and the Share Capital Increase becoming effective on the Effective Date, the Company’s existing third amended and restated memorandum and articles of association (the “Existing M&A”) be amended and restated by their deletion in their entirety and the substitution in their place with the fourth amended and restated memorandum and articles of association of the Company, included as Exhibit 3.1 to the Form 6-K to which this Notice is attached (the “Fourth M&A”), to reflect the Share Consolidation and the Share Capital Increase and to expressly provide that:

(a) the Company may by Ordinary Resolution consolidate and divide one class of Shares without consolidating or dividing any other class of Shares;

(b) the rights conferred on the Members holding Shares of a class shall not be deemed to be varied solely by such consolidation and division of that class;

(c) for so long as any Shares are listed on a Designated Stock Exchange and the Company has more than one Member, the quorum for a general meeting shall be one or more Members holding Shares representing not less than one-third of the votes attached to the total issued Shares carrying the right to vote at such general meeting; and

(d) a notice sent by prepaid post to a recipient’s street or postal address shall be deemed to have been given on the day on which it was posted.

4.	RESOLVED, AS AN ORDINARY RESOLUTION, that:	☐	☐	☐

the authority granted by the Shareholders at the annual general meeting of the Company held on December 19, 2025 to effect a share consolidation and the conditional adoption of an amended and restated memorandum and articles of association approved thereat be revoked and superseded in their entirety.

Dated 2026

Executed by:

Signature of shareholder

Name of Authorized Officer/Attorney: ________________________3

[3]	To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.